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                                                                     Exhibit 4.1


                                   DEMAND NOTE


                                                                  August 1, 2001
                                                              New York, New York


         ON DEMAND as set forth herein, for value received, ALLOY ONLINE, INC., a Delaware corporation ("Maker"), promises to pay to the order of ALAN M. WEISMAN ("Holder"), at the address of the Holder at 1800 Sherman Ave., Suite 400, Evanston, IL 60201, or at such other place or places or to such other party or parties as the Holder may from time to time designate, the Principal Amount as determined below, without interest; provided, that if this Note is not paid in full upon demand for payment thereof given in accordance with the provisions hereof, interest on the unpaid balance shall thereafter be payable on demand at an interest rate per annum equal to ten percent (10%) per annum.

         This Note is issued pursuant to the provisions of that certain Agreement and Plan of Reorganization, dated as of July 3, 2001 (the "Reorganization Agreement"), by and among Maker, CASS Communications, Inc., an Illinois corporation, and Holder. Pursuant to terms and conditions set forth in the Registration Rights Agreement of even date herewith between Maker and Holder, Maker has agreed to use all commercially reasonable efforts to file a Registration Statement on Form S-3 or any successor thereto for a public offering of all of the Restricted Stock (as such term is defined in the Registration Rights Agreement (the "Initial Registration") within thirty (30) days of the consummation of the transactions contemplated by the Reorganization Agreement, and to use all commercially reasonable efforts to cause the same to be declared effective by the Securities Exchange Commission.

         Holder shall have the ability to demand payment of the final Principal Amount of this Note, if any, only during the period beginning on the date (the "Anniversary Date") which is exactly four (4) months after the date of the declaration of effectiveness of the Initial Registration by the Securities and Exchange Commission (the "Commencement Date") and ending at 5:00 p.m. local New York, New York time on the date which is exactly sixty (60) days after the Anniversary Date (the "Expiration Date"). The Principal Amount of this Note at any time outstanding shall be determined as follows: On the date hereof, this Note shall have a contingent Principal Amount of $10,000,000. Thereafter, on the date that is exactly one (1) month after the Commencement Date and on each subsequent monthly anniversary date thereafter (each, a "Monthly Anniversary Date") up to and including the Anniversary Date, Maker shall calculate a monthly balance (each, a "Monthly Balance"), which shall be equal to the product of (x) the average closing sale price of the common stock, par value $0.01 per share, of Maker (the "Common Stock") as quoted on the NASDAQ National Market System for each of the trading days in such monthly period multiplied by (y) 221,700; provided, that if the Common Stock is not listed for trading on the NASDAQ National Market System for all or any of the days in such monthly period, the average closing sale price of the Common Stock on any such day shall be equal to the average of the closing bid and asked prices of the Common Stock on such day as quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock on such day on the principal exchange or market on which the Common Stock is then listed for trading, whichever is applicable.

         At the same time as it calculates each Monthly Balance, Maker shall calculate the remaining contingent Principal Amount of this Note, which shall be equal, as of any date, to $10,000,000 less the sum of the Monthly Balances determined through such date, and shall deliver a copy of each such


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calculation to Holder. Unless this Note earlier shall have been deemed satisfied and cancelled in accordance with the provisions set forth below, promptly after the Anniversary Date Maker shall deliver to Holder Maker's calculation of the final Principal Amount. Maker's calculation of the Monthly Balances and the contingent and final Principal Amounts shall be final and binding on Maker and Holder absent manifest error.

         This Note shall be deemed to have been satisfied in full and shall have no further force or effect after the first to occur of (A) the Expiration Date, if Holder shall not have previously made a demand for payment hereunder, (B) the date on which the then current Principal Amount is less than or equal to zero ($0), and (C) the first date prior to the Anniversary Date on which Holder shall have received (or be deemed to have received pursuant to next succeeding paragraph) gross proceeds of $10,000,000 or more from Sales (as defined herein) by Holder of Common Stock issued by Maker pursuant to the provisions of the Reorganization Agreement. Upon the expiration of this Note pursuant to the provisions of this paragraph, Holder shall, at the request of Maker, deliver this Note to Maker for cancellation.

         In order that Maker may maintain an accurate record of the gross proceeds received by Holder from Sales of Common Stock, Holder covenants to deliver to Maker written notice of the date, number of shares and gross Sales proceeds received upon any Sales of Common Stock by Holder on or prior to the Anniversary Date within two (2) business days after consummation of any such Sale. For purposes hereof, a "Sale" shall mean (A) completion of any agreement to sell any Common Stock, (B) entrance into any contract to sell any Common Stock prior to the Anniversary Date which has a closing date with respect to all or any portion of the Common Stock covered thereby after the Anniversary Date, or (C) a pledge or other disposition of, or the entrance into any agreement or transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of, shares of Common Stock, including, without limitation, by means of a gift or other transaction for no consideration; provided, however, that any such gift or conveyance to a family member of Holder or to an estate planning vehicle of any sort shall not be deemed a "Sale" for purposes of this Note. Notwithstanding the foregoing, if any Sale shall occur (i) in a manner other than pursuant to an arms' length transaction with a party that is unrelated to and otherwise unaffiliated with Holder and (ii) at a price that is less than the average closing sale price of the Common Stock as quoted on the NASDAQ National Market System for each of the five (5) trading days preceding the date of such Sale (the "Average Sales Price"), then, for purposes of the provisions of subsection (ii) of clause (C) above, such Sale shall be deemed to have occurred at the Average Sales Price.

         Maker may voluntarily prepay this Note, in whole or in part, at any time and from time to time without penalty.

         Maker will pay on demand, without limitation, all reasonable attorneys' fees, out-of-pocket expenses reasonably incurred by the Holder's attorneys and all costs reasonably incurred by the Holder, including, without limitation costs and expenses associated with travel on behalf of the Holder, which costs and expenses are directly or indirectly related to the protection or enforcement of any of the Holder's rights against Maker or any endorser or guarantor of this Note (whether or not suit is instituted by or against the Holder) following a breach by Maker of any of its obligations hereunder.

         No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of the Holder, nor shall any delay, omission or waiver on any



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one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Maker and every endorser or guarantor of this Note, regardless of the time, order or place of signing, waive presentment, demand, protest and notices of every kind and assents to any extension or postponement of the time or terms of payment hereunder or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

         All amounts hereunder shall automatically become immediately due and payable if Maker commences or has commenced against it any bankruptcy or insolvency proceeding.

         None of the terms or provisions of this Note may be excluded, modified, or amended except by a written instrument duly executed on behalf of the Holder expressly referring hereto and setting forth the provisions so excluded, modified or amended.

         The term "Holder" as used in this Note includes the Holder's heirs, personal representatives, executors and assigns. This Note shall be binding upon Maker and its successors and assigns. Notwithstanding the foregoing, neither this Note nor any of the obligations hereunder may be assigned by Maker without the prior written consent of Holder, which may by granted or withheld in Holder's sole discretion.

         This Note contains the entire agreement between the Holder and Maker with respect to the matters covered hereby, and supersedes every course of dealing, other conduct, oral agreement and representation previously made by the Holder. Each provision of this Note shall survive until all amounts due are indefeasibly paid in full to the Holder, and shall be interpreted as consistent with existing law, and shall be deemed amended to the extent necessary to comply with any conflicting law. If a Court deems any provision invalid, the remainder of this Note shall remain in full force and effect.

         ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS.

         MAKER AND HOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY THE HOLDER AGAINST MAKER ON ANY MATTER WHATSOEVER ARISING OUT OF, IN CONNECTION WITH OR RELATED TO THIS NOTE.

         THIS NOTE IS A DEMAND NOTE DUE AND OWING IMMEDIATELY, WITHOUT PRIOR DEMAND OF THE HOLDER, AND IMMEDIATE ACTION TO ENFORCE ITS PAYMENT MAY BE TAKEN AT ANY TIME WITHOUT NOTICE.


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         IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its duly authorized officer as of the date first above written.




                                         ALLOY ONLINE, INC.


                                         /s/ Matthew C. Diamond
                                         ----------------------
                                         (Signature)


                                         By: Matthew C. Diamond
                                             ------------------------
                                         (Print or type name)


                                         Its: Chairman/Chief Executive Officer
                                              --------------------------------
                                         (Title or Capacity)




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